SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GETTY REALTY CORP.

(Name of Issuer)

Common Stock,
par value $0.01 per share

(Title of Class of Securities)

374297 10 9

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 374297 10 9	13G	Page 2 of 10 pages

COMMON STOCK

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
	Howard B. Safenowitz

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

	United States

	5	Sole Voting Power:

Number of		538,004

Shares	6	Shared Voting Power:
Beneficially
Owned by		2,453,720 (disclaims beneficial ownership of 11,523 shares)

Each	7	Sole Dispositive Power:
Reporting
Person		538,004

With:	8	Shared Dispositive Power:

		2,453,720 (disclaims beneficial ownership of 11,523 shares)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	2,991,724

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	12.1%

12	Type of Reporting Person (See Instructions):

	IN

CUSIP No. 374297 10 9	13G	Page 3 of 10 pages

COMMON STOCK

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
Safenowitz Family Corp. 95-4641242

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

California

	5	Sole Voting Power:

Number of		-0-

Shares	6	Shared Voting Power:
Beneficially
Owned by		2,442,197

Each	7	Sole Dispositive Power:
Reporting
Person		-0-

With:	8	Shared Dispositive Power:

2,442,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,442,197

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

9.9%

12	Type of Reporting Person (See Instructions):

CO

CUSIP No. 374297 10 9	13G	Page 4 of 10 pages

COMMON STOCK

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
Safenowitz Partners, LP 58-2431903

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

California

	5	Sole Voting Power:

Number of		-0-

Shares	6	Shared Voting Power:
Beneficially
Owned by		1,837,894

Each	7	Sole Dispositive Power:
Reporting
Person		-0-

With:	8	Shared Dispositive Power:

1,837,894

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,837,894

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

7.4%

12	Type of Reporting Person (See Instructions):

PN

CUSIP No. 374297 10 9	13G	Page 5 of 10 pages

Item 1(a). Name Of Issuer:

Getty Realty Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

125 Jericho Turnpike, Suite 103
Jericho, New York 11753

Item 2(a). Names of Persons Filing:

(i)	Howard B. Safenowitz (as successor in interest to Milton Safenowitz)

(ii)	Safenowitz Family Corp.

(iii)	Safenowitz Partners, LP

Item 2(b). Address of Principal Business Office or, if none, Residence:

Getty Realty Corp.
125 Jericho Turnpike, Suite 103
Jericho, New York 11753

Item 2(c). Citizenship:

United States citizen, for the individual, California, for both entities

Item 2(d). Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e). CUSIP Number:

374297 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 374297 10 9	13G	Page 6 of 10 pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.☐

Item 4. Ownership

Common Stock

(i) Howard B. Safenowitz

(a) Amount Beneficially Owned:
 As of December 31, 2009: 2,991,724 shares

(b) Percent of Class: 12.1%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 538,004

(ii) shared power to vote or direct the vote: 2,453,720 (disclaims beneficial ownership of 11,523 shares)

(iii) sole power to dispose or to direct the disposition of: 538,004

(iv) shared power to dispose or to direct the disposition of: 2,453,720 (disclaims beneficial ownership of 11,523 shares)

(ii) Safenowitz Family Corp.

(a) Amount Beneficially Owned:
 As of December 31, 2009: 2,442,197 shares

(b) Percent of Class: 9.9%

(c) Number of shares as to which the person has:
(i) sole power to vote or direct the vote: -0-

(ii) shared power to vote or direct the vote: 2,442,197

CUSIP No. 374297 10 9	13G	Page 7 of 10 pages

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 2,442,197

(iii) Safenowitz Partners, LP

(a) Amount Beneficially Owned:
 As of December 31, 2009: 1,837,894 shares

(b) Percent of Class: 7.4%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: -0-

(ii) shared power to vote or direct the vote: 1,837,894

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of: 1,837,894

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 374297 10 9	13G	Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	/s/ Howard B. Safenowitz
Howard B. Safenowitz

Date: February 16, 2010	SAFENOWITZ FAMILY CORP.,
a California corporation

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President

Date: February 16, 2010	SAFENOWITZ PARTNERS, LP,
a California limited partnership

By: SAFENOWITZ FAMILY CORP.,
a California corporation,
its general partner

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President

CUSIP No. 374297 10 9	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 28, 2002, by and among Howard B. Safenowitz, Safenowitz Family Corp. and The Safenowitz Partners, LP

CUSIP No. 374297 10 9	13G	Page 10 of 10 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock and Series A Participating Convertible Redeemable Preferred Stock of Getty Realty Corp. dated as of February 28, 2002, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(c) under the Securities Exchange Act of 1934.

Date: February 16, 2010	/s/ Howard B. Safenowitz
Howard B. Safenowitz

Date: February 16. 2010	SAFENOWITZ FAMILY CORP.,
a California corporation

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President

Date: February 16, 2010	SAFENOWITZ PARTNERS, LP,
a California limited partnership

By: SAFENOWITZ FAMILY CORP.,
a California corporation,
its general partner

/s/ Howard B. Safenowitz
By: Howard B. Safenowitz
Its: President